Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the Registration Statement Form F-3 (No. 333-276216) of MAC Copper Limited (formerly known as Metals Acquisition Limited) of our report dated March 28, 2024 except for the effects of the adjustments related to the retrospective change in Note 26, as to which the date is March 28, 2025, with respect to the consolidated statement of financial position as of December 31, 2023 and the consolidated statements of profit and loss, comprehensive income or loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2023, included in this Annual Report on Form 20-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 28, 2025